

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2021

Jack Tretton
Executive Chairman
PowerUp Acquisition Corp.
199 Water Street
New York, NY 10038

      Re: PowerUp Acquisition Corp.
          Draft Registration Statement on Form S-1
          Submitted March 16, 2021
          CIK 0001847345

Dear Mr. Tretton:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary, page 5

1.   Please revise your Summary to discuss the potential conflicts of interest arising from (i) the difference in price per share paid for founders shares and public shares and (ii) the fact that founders shares and warrants will become worthless if you do not enter into a business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired a 20% stake for approximately $0.003 per share and the offering is for $10.00 a share, your sponsor and its affiliates could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise here and in Risk Factors

accordingly.

Founder shares conversion and anti-dilution rights, page 15

2.   We note your disclosure that the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) all ordinary shares issued and outstanding upon the completion of this offering plus (ii) all Class A ordinary shares and equity-linked securities deemed issued in your initial business combination, excluding shares issued to the seller or shares underlying private placement warrants that are issued to related parties upon conversion of working capital loans. Please clarify whether the number of shares redeemed by public shareholders will also be excluded from this calculation.

Private placement warrants, page 16

3.   Please revise this section to discuss the potential dilutive effects of the private placement warrants to investors in the offering.

Manner of conducting redemptions, page 19

4.   Please revise here and throughout, where appropriate, to disclose whether public shareholders that abstain from voting on the proposed transaction will be able to redeem their shares.

Redemption of public shares and distribution and liquidation if no initial business combination, page 23

5.   Please expand your disclosure here and throughout, where appropriate, to clarify whether the 24-month time period for an initial business combination can be extended. To the extent the 24-month time period can be extended, please also clarify how you may extend the time period and whether stockholders may redeem their shares in connection with any proposal to extend it.

Summary Financial Data, page 27

6.   Disclose how the amounts in the "As Adjusted" column are derived.

You may contact Tracey McKoy at 202-551-3772 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ari Edelman, Esq.